Exhibit 99.1

Dear Brenmiller Energy Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Company”), to be held on March 31, 2026 at 10:00 a.m. Israel time, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel (the “Meeting”).

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”).

Our board of directors recommends that you vote FOR the Proposal listed in the Notice.

Only shareholders of record at the close of business on March 19, 2026, (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Avraham Brenmiller
Avraham Brenmiller
Chairman of the Board of Directors
March 16, 2026

Brenmiller Energy Ltd.

Notice of SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Brenmiller Energy Ltd. (the “Company”) will be held on March 31, 2026, at 10:00 a.m. Israel time, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

The following matters are on the agenda for the Meeting:

1.      To approve a reverse split of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), at a ratio of up to 6:1, to be in effect, if effected at the discretion of, and at such date to be determined by the Company’s board of directors (the “Board”).

Board Recommendation

Our Board unanimously recommends that you vote “FOR” the above proposed resolution, which is described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on March 19, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law 5759-1999 (the “Companies Law”), Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of the Company’s Ordinary Shares. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the Companies Law Regulations (proxy and position statement), by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of record

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with the Proxy Statement to grant your voting proxy directly to Mr. Ofir Zimmerman, Chief Financial Officer, or Mr. Avraham Brenmiller, Chief Executive Officer, of the Company and Chairman of the Board (e-mail addresses ofirz@bren-energy.com and avi@bren-energy.com, respectively) no later than March 31, 2026, at 6:00 a.m. Israel time, or to vote in person at the Meeting. Proxy cards received after the aforementioned time will not be tabulated.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You also may attend the Meeting. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to Proposal No. 1. listed above, which we believe is considered as non-routine under applicable rules, and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Voting Results

The final voting results will be tallied by the Company, in consultation with its legal counsel, based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,
/s/ Avraham Brenmiller
Avraham Brenmiller
Chairman of the Board of Directors
March 16, 2026

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